GREAT PANTHER SILVER LIMITED
(the “Company”)

REPORT OF VOTING RESULTS

This report is filed pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, and relates to the results of voting at the annual general and special meeting of the shareholders of the Company held on June 27, 2013.

Matters Voted Upon

Outcome of Vote
1.	Approval of Board Size at Five	Carried

Outcome of Vote
2.	The election of the following directors:

	Robert A. Archer	Carried
	R.W. (Bob) Garnett	Carried
	Kenneth W. Major	Carried
	P. John Jennings	Carried
	Geoffrey Chater	Carried

Outcome of Vote
3.	Appointment of KPMG LLP, Chartered Accountants, as Auditors of the Company and authorizing the directors to fix their remuneration.	Carried

Outcome of Vote
4.	Approval of the Continuation of the Share Option Plan for a three year period.	Carried

Outcome of Vote
5.	Amendment of the Articles to include Advance Notice Provisions described in the Information Circular.	Carried

Outcome of Vote
6.	Amendment of the Articles to permit un-certified securities and other housekeeping amendments described in the Information Circular.	Carried

DATED this 27th day of June, 2013.

GREAT PANTHER SILVER LIMITED

By:	(signed) Jim Zadra
Jim Zadra, CA
Chief Financial Officer & Corporate Secretary